Filed Pursuant to Rule 433 Registration Statement No. 333-294766

The Republic of Korea

€1,000,000,000 3.250% Notes due 2033

July 8, 2026

Final Term Sheet for €1,000,000,000 3.250% Notes due 2033 (the “2033 Notes”)

Issuer	The Republic of Korea

Issue Currency	Euro

Issue Size	€1,000,000,000

Issue Date	July 15, 2026

Maturity Date	July 15, 2033

Settlement Date	On or about July 15, 2026, which will be the fifth business day following the date of this final term sheet. If you wish to trade the 2033 Notes on any day prior to the first business day before the settlement date, because the 2033 Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	3.250% per annum (payable annually)

Day Count Convention	Actual/Actual (ICMA), unadjusted

Interest Payment Dates	July 15 of each year, starting July 15, 2027. Interest on the 2033 Notes will accrue from July 15, 2026.

Business Center	In any case where the due date for the payment of the principal of or interest on the 2033 Notes will be, at any place from which any check for such payment is to be mailed or where such 2033 Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, (i) a day on which the real time gross settlement system operated by the Eurosystem or any successor thereto (T2) is not operating for the settlement of payments in Euros or (ii) a day on which commercial banks are not open for dealings in Euro deposits in the London interbank market, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, the real time gross settlement system operated by the Eurosystem or any successor thereto (T2) is not operating for the settlement of payments in Euros or commercial banks are not open for dealings in Euro deposits in the London interbank market, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public Offering Price	99.784%

Gross Proceeds	€997,840,000

Underwriting Discounts	0.150%

Net Proceeds (before expenses)	€996,340,000

Listing

Application will be made for the listing of the 2033 Notes on the International Securities Market of the London Stock Exchange.

Application will also be made to list the 2033 Notes on the Luxembourg Stock Exchange and to have the 2033 Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Citibank Europe plc, Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc and The Korea Development Bank

Common Code	343734778

ISIN	XS3437347787

MiFID II professionals/ECPs-only — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

This final term sheet should be read in conjunction with the prospectus dated April 10, 2026, as supplemented by the preliminary prospectus supplement dated July 7, 2026 (together, the “Preliminary Prospectus”), relating to the 2033 Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Hongkong and Shanghai Banking Corporation Limited at +1-866-811-8049.

The most recent prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/873465/000119312526297956/d124581d424b5.htm.

HK SFC Code of Conduct (Para 21 – Bookbuilding and Placing) – In the context of any offering of securities, all of the Joint Bookrunners and other intermediaries are “capital markets intermediaries” (together, the “CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the “Code”).

Associated Orders and Proprietary Orders: Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or any of its group companies will be considered as having an association with the Issuer, the relevant CMI or the relevant group company. Prospective investors associated with the Issuer or a CMI (including any of its group companies) should specifically disclose whether they have any such association to a CMI and the Joint Bookrunners (and such CMI and the Joint Bookrunners may be required to pass such information to the Issuer and certain other CMIs) when placing an order for such securities and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to the offering. Prospective investors who do not disclose their associations are deemed not to be so associated. Where prospective investors disclose such associations but do not disclose that such order may negatively impact the price discovery process in relation to the offering, such order is hereby deemed not to negatively impact the price discovery process in relation to the offering. If an investor is an asset management arm affiliated with a CMI, such prospective investor should indicate when placing an order if it is for a fund or portfolio where such CMI or its group company has more than 50% interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to the offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not such a “proprietary order”. If a prospective investor is otherwise affiliated with a CMI, such that its order may be considered to be a “proprietary order” (pursuant to the Code), such prospective investor should indicate to a CMI and the Joint Bookrunners when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not such a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to the offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to the offering.

Order Book Transparency: Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed with a CMI are bona fide, are not inflated and do not constitute duplicated orders (i.e. two or more corresponding or identical orders placed via two or more CMIs). In addition, any other CMIs (including Private Banks) submitting orders with the Joint Bookrunners should disclose the identities of all investors when submitting orders with the Joint Bookrunners. When placing an order, Private Banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private Banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order (see further below) pursuant to the Code. Private Banks should be aware that placing an order on a “principal” basis may require the relevant Joint Bookrunners to apply the “proprietary orders” requirements of the Code to such order and will require the relevant Joint Bookrunners to apply the “rebates” requirements of the Code to such order. In the case of omnibus orders placed with the Joint Bookrunners, CMIs (including Private

Banks) should, at the same time, provide underlying investor information (name and unique identification number) in the format and to the relevant recipients indicated to such CMIs (including Private Banks) by the Joint Bookrunners at the relevant time. Failure to provide such information may result in that order being rejected. In sharing such underlying investor information, which may be personal and/or confidential in nature, you (i) should take appropriate steps to safeguard the transmission of such information; (ii) are deemed to have obtained the necessary consents to disclose such information; and (iii) are deemed to have authorized the collection, disclosure, use and transfer of such information by the Joint Bookrunners, other CMIs and/or any other third parties as may be required by the Code. In addition, prospective investors should be aware that certain information may be disclosed by the Joint Bookrunners and other CMIs which is personal and/or confidential in nature to the prospective investor. By placing an order with the Joint Bookrunners, prospective investors are deemed to have authorized the collection, disclosure, use and transfer of such information by the Joint Bookrunners to the Issuer, certain other CMIs, relevant regulators and/or any other third parties as may be required by the Code, it being understood and agreed that such information shall only be used in connection with the offering.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.